Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mitsui Sumitomo Insurance Group Holdings, Inc.:
We consent to the use of our report dated August 29, 2009, with respect to the consolidated balance sheets of Mitsui Sumitomo Insurance Group Holdings, Inc. as of March 31, 2008 and 2009, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, and the related financial statement schedules, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG AZSA & Co.
Tokyo, Japan
November 13, 2009